UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended July 31, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-04129

A. Full title of the plan and the address of the plan, if different from that of issuer named below:

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

Zale Corporation
901 W. Walnut Hill Lane
Irving, Texas 75038-1003

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN

Financial Statements and Supplemental Schedules

July 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

Notes to Financial Statements
Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) July 31, 2002
Schedule G, Part III — Schedule of Nonexempt Transactions Year ended July 31, 2002
SIGNATURE
INDEX TO EXHIBITS
EX-23.1 Consent of KPMG LLP
EX-23.2 Notice of Absence of Consent

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN

Page(s)

Statements of Net Assets Available for Plan Benefits as of July 31, 2002 and 2001	3
Statements of Changes in Net Assets Available for Plan Benefits for the years ended July 31, 2002 and 2001	4
Notes to Financial Statements	5
Supplemental Schedules
1 Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of July 31, 2002	12
2 Schedule G, Part III — Schedule of Nonexempt Transactions for the year ended July 31, 2002	13

Independent Auditors’ Report

To the Trustees
Zale Corporation Savings and Investment Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Zale Corporation Savings and Investment Plan (the Plan) as of July 31, 2002, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit. The financial statements of the Plan as of and for the year ended July 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 23, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of July 31, 2002, and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and nonexempt transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 24, 2003

Report of Independent Public Accountants

To the Trustees of
   Zale Corporation Savings and Investment Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Zale Corporation Savings and Investment Plan (the Plan) as of July 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of July 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Nonexempt Transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Dallas, Texas,
   January 23, 2002

The report of Arthur Andersen LLP (Arthur Andersen) is a copy of a report previously issued by Arthur Andersen on January 23, 2002. This audit report has not been reissued by Arthur Andersen in connection with this filing on Form 11-K. Due to the status of Arthur Andersen, we have been unable to obtain, after reasonable efforts, the consent of Arthur Andersen as to the incorporation by reference of their report into our previously filed registration statement (Registration No. 333-51607) under the Securities Act of 1933, and we have not filed that consent with this Annual Report on Form 11-K in reliance on Rule 437a of the Securities Act of 1933. See Exhibit 23.2 to this Annual Report on Form 11-K for further discussion.

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Plan Benefits

July 31, 2002 and 2001

	2002	2001

Assets:
Investments, at fair market value:
Cash and short-term investments	$255,616	705,053
Common stock mutual funds	34,307,677	39,519,193
Bond mutual funds	9,999,249	7,643,262
Government securities mutual funds	15,426,890	12,079,517
Zale Corporation common stock	13,233,826	15,322,590
Participants’ loans	3,741,612	3,185,078

Total investments	76,964,870	78,454,693

Receivables:
Employers contributions	885,503	35,229
Other receivables	72,964	62,717

Total receivables	958,467	97,946
Excess contributions payable	343,265	—

Net assets available for plan benefits	$77,580,072	78,552,639

See accompanying notes to financial statements.

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended July 31, 2002 and 2001

	2002	2001

Increases in net assets:
Investment income:
Interest and dividends	$2,576,134	5,651,443
Contributions:
Employer	3,109,857	3,851,747
Participants	7,996,048	7,168,699
Rollovers	218,575	349,300

	11,324,480	11,369,746
Transfer of assets for Piercing Pagoda plan merger	10,920,669	—

Total increases in net assets	24,821,283	17,021,189

Decreases in net assets:
Net depreciation in fair value of assets	12,313,719	11,986,828
Payments to participants and beneficiaries	13,136,866	9,026,148
Refund of excess contributions	343,265	—

Total decreases in net assets	25,793,850	21,012,976

Net decrease in net assets available for plan benefits	(972,567)	(3,991,787)
Net assets available for plan benefits, beginning of year	78,552,639	82,544,426

Net assets available for plan benefits, end of year	$77,580,072	78,552,639

See accompanying notes to financial statements.

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

July 31, 2002 and 2001

(1)	Description of Plan

The Zale Corporation Savings and Investment Plan (the Plan) is a defined contribution retirement plan. The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

(a)	General

Employees are eligible to participate in the Plan on the first day of the month following the later of the date the employee reaches age 21 or the date on which the employee completes one year of service. One year of service is defined by the Plan as 1,000 or more hours of service completed in a 12-month period beginning on date of employment with the Company or an anniversary of the employment date. Employees covered under a collective bargaining agreement and certain nonresident aliens are excluded from participation.

In September 2000, Zale Corporation (the Company) purchased Piercing Pagoda, Inc., which sponsored the Piercing Pagoda, Inc. Retirement and Savings Plan. This plan was merged into the Zale Corporation Savings and Investment Plan effective August 1, 2001. Piercing Pagoda, Inc. employees who meet the eligibility requirements of the Plan are now eligible to participate in the Plan.

(b)	Employee Contributions

Under the Plan, participants are permitted to voluntarily contribute, on a pretax basis, from 1% to 15% of their annual earnings to their Employee 401(k) Contribution Account. Effective August 1, 2002, participants are permitted to voluntarily contribute, on a pretax basis, from 1% to 30% of their annual earnings. All participants are subject to Internal Revenue Service (IRS) limitations on these contributions. The maximum amount a participant can contribute under this limitation is $11,000 and $10,500 for each calendar year 2002 and 2001.

(c)	Employer Contributions

The Plan provides that the Company make matching contributions (Employer 401(k) Matching Contributions) to each eligible participant who voluntarily contributes to the Plan. Prior to March 1, 2002, the Company matched one dollar in Zale Corporation Common Stock for every dollar contributed by participants up to 4% of the participant’s annual compensation, subject to IRS limitations.

Effective March 1, 2002, the Plan was amended to require employment on the last day of the plan year (July 31) to get an allocation of matching contributions, unless the participant died, retired on or after age 65, or became disabled during the plan year. Further, the matching contributions were reduced to 50% of the first 4% of annual compensation of each participant contributed to the Plan as a salary deferral contribution. Matching contributions are made in Zale Corporation Common Stock, subject to IRS limitations. After March 1, 2002, matching contributions are allocated after the end of the plan year. In addition, forfeitures may be used to pay plan administrative expenses as well as to reduce matching contributions. (Through July 1998, the Company made discretionary profit-sharing contributions to the Plan.)

5	(Continued)

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

July 31, 2002 and 2001

Participants immediately vest 100% in all matching contributions.

(d)	Investment Options

Upon enrollment in the Plan, participants may direct contributions in whole percentage increments to the following investment options:

Bond Investment Option	Invests primarily in domestic fixed income securities such as corporate bonds, U.S. government securities, certificates of deposit, commercial paper, and other fixed income securities.

Growth and Income Investment Option	Invests in domestic and international common stocks, other equity securities, corporate and government bonds, and short-term cash equivalents.

Growth Investment Option	Invests primarily in domestic common stocks and other equity securities, with a smaller allocation to international securities.

Aggressive Growth Investment Option
Invests primarily in common stocks and other equity securities of small, rapidly growing companies and also larger companies with strong growth potential. This option invests in both domestic and international securities.

Global Investment Option	Invests primarily in common stocks and other equity securities of companies based both within and outside of the United States.

Zale Corporation Common Stock	Participants invest up to 25% of their salary deferral contribution accounts and up to 100% of the balance of their other accounts in Zale Corporation Common Stock.

Participants may change their investment options daily. After initial contributions, participants may reallocate investments in these investment options. Earnings or losses of the Plan are allocated to the participants based on their relative account balances in the respective investment programs of the Plan. In October, 2002, the Plan was expanded to include a Money Market Investment Option.

6	(Continued)

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

July 31, 2002 and 2001

(e)	Loan Provisions

The Plan allows eligible participants to borrow from their Employee 401(k) Contribution and Rollover Accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their account balance. The $50,000 limit is reduced by the participant’s highest loan balance in the last 12 months. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime commercial lending rate at the time the loan is made plus 2%, as determined by the Plan Committee (the Committee). Interest rates ranged between 6.75% and 8.75% for loans established during the plan year ended July 31, 2002. Principal and interest are paid ratably through biweekly payroll deductions.

(f)	Vesting

A participant is automatically fully vested in employee contributions and Employer 401(k) Matching Contributions plus actual earnings thereon. Through July 1998, the Company also made discretionary profit-sharing contributions to the Plan. Participants vest in employer discretionary profit sharing contributions and earnings thereon as follows:

Vested Percent of
Discretionary Profit
Years of Active Service	Sharing Contributions

Less than 3 years	0%
3 years	20%
4 years	40%
5 years	60%
6 years	80%
7 or more years	100%

For the purpose of this schedule, a Year of Service means a year from August 1 to July 31 during which a participant works at least 1,000 hours of service. Additionally, full vesting occurs upon a participant’s death, full and permanent disability, or retirement after age 65 with five years of participation. Participants are eligible to receive their vested interests in the Plan upon termination from the Company.

(g)	Distributions and Withdrawals

Upon retirement, a participant may withdraw the full value of his or her account in a single, lump-sum distribution or a direct rollover to an Individual Retirement Account. Upon termination of employment, a participant may withdraw the full value of his or her account, or if a participant’s vested account is at least $5,000 the participant may leave the balance in the Plan until normal retirement age. Distribution of the participant’s entire balance also becomes due upon death or total disability. Participants may make hardship withdrawals from their Employee 401(k) Contributions and earnings thereon or Employer Discretionary Profit-Sharing Contributions and earnings thereon (but not Employer 401(k) Matching Contributions) at specific times, subject to certain restrictions.

7	(Continued)

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

July 31, 2002 and 2001

(h)	Forfeited Accounts

Forfeited accounts may be used to reduce future employer contributions. Effective March 1, 2002, the forfeitures may also be used to pay plan administrative expenses. For the plan years ended July 31, 2002 and 2001, forfeited nonvested accounts were approximately $393,000 and $171,000, respectively. Of those forfeited accounts, approximately $373,000 and $171,000, respectively, were used to reduce employer contributions in accordance with the plan document.

(i)	Tax Status

The Plan has received a favorable determination letter dated January 12, 1995 from the IRS stating that the Plan and the related trust are designed in accordance with the applicable provisions of the Internal Revenue Code (the Code). The Plan has been amended since receiving the letter; however, the Company and the Plan’s tax counsel believe the Plan is designed and continues to operate in accordance with the provisions of the Code. The Plan has submitted an application for a new determination letter in fiscal year 2002.

(j)	Plan Administration

The Plan is administered by the Committee, which is appointed by the Company’s Board of Directors (the Board) or Chief Executive Officer. The Company retains the services of State Street Bank as the trustee of the Plan and Mellon HR Solutions, formerly known as PricewaterhouseCoopers Unifi Network, as the Plan’s recordkeeper. Additionally, the Committee retains the services of Capital Research & Consulting, an investment advisory firm, to monitor fund performances.

(2)	Amendment or Termination of the Plan

The Company’s Board has the right to amend or terminate the Plan or to reduce or stop contributions either temporarily or permanently at its sole discretion. If the Board exercised its right to stop contributions permanently or to terminate the Plan, the entire amount in each participant’s account would be 100% vested and distributed under the direction of the plan committee. The Board has no intention to terminate the Plan.

(3)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The Plan uses the accrual method of accounting. The classifications in use at July 31, 2002 have been applied to the financial statements for July 31, 2001.

8	(Continued)

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

July 31, 2002 and 2001

(b)	Investment Valuation and Income Recognition

Investments in mutual fund securities and the Company’s common stock are valued at fair market value based on quoted market prices as of the Plan’s year-end. Purchases and sales of securities are recorded on a trade-date basis. Prior to October 2002, the Plan offered six investment options. These investment options are: Bond Investment, Growth and Income Investment, Growth Investment, Aggressive Growth Investment, Global Investment, and Zale Corporation Common Stock (see note 1 for detail of investment options). In October 2002, a Money Market Investment option was added to the Plan.

Net appreciation and depreciation on investments are calculated based on the difference between the fair market value of the investments as of the beginning of the year, or purchase price if purchased during the year, and the fair market value of the investment as of the end of the year, or the selling price if sold during the year. Such amounts are shown as net depreciation or appreciation in these financial statements.

(c)	Administration Expenses

The Plan has a revenue sharing agreement with the Plan’s mutual funds and recordkeeper involving Sub Transfer Agent and 12b-1 revenues. Sub Transfer Agent revenues and 12b-1 revenues are deposited directly to the Plan. Most administrative expenses related to the Plan’s investments are paid by the Plan and are offset by the Sub Transfer Agent and 12b-1 revenues. While it is not required that the Company reimburse the Plan for any administrative expenses not covered by Sub Transfer Agent, 12b-1 revenues, and forfeitures, the Company has done so in the past and may do so in the future. For the plan year ended July 31, 2002, the Plan incurred approximately $152,000 of expenses that were not covered by funds received under the revenue-sharing agreement. For the plan year ended July 31, 2001 all expenses for the Plan were covered by funds received under the revenue-sharing agreement. Effective March 1, 2002, the Plan was amended so that forfeitures may be used to pay plan administrative expenses as well as to reduce matching contributions.

(d)	Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Plan provides for certain investments that are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and of changes in net assets available for plan benefits.

9	(Continued)

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

July 31, 2002 and 2001

(e)	Payment of Benefits

Payments to participants and beneficiaries are recorded when paid.

(4)	Reconciliation of Financial Statements to Form 5500

At July 31, 2002 and 2001, the Plan had not paid $324,602 and $0, respectively, of benefits to participants who had requested distribution prior to year-end. In accordance with accounting principles generally accepted in the United States, these amounts are not included in liabilities in the accompanying statements of net assets available for plan benefits at July 31, 2002 and 2001.

The following is a reconciliation of net assets available for benefits per the financial statements and the Form 5500:

	2002	2001

Net assets available for plan benefits per the financial statements	$77,580,072	78,552,639
Amounts allocated to withdrawing participants	(324,602)	—

Net assets available for plan benefits per the Form 5500	$77,255,470	78,552,639

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

2002

Payments to participants and beneficiaries per the financial statements	$13,136,866
Amounts allocated to withdrawing participants at end of period	324,602
Less amounts allocated to withdrawing participants at beginning of period	—

Distributions to participants per the Form 5500	$13,461,468

10	(Continued)

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

July 31, 2002 and 2001

(5)	Investments

The following investments are greater than 5% of ending net assets as of July 31, 2002 and 2001:

	2002	2001

Franklin Custodian U.S. Gov. Securities Fund	$6,950,851	4,014,640
Income Fund of America	—	4,268,172
AIM FDS Group Balanced Fund	—	4,065,259
MFS Total Return Fund	—	4,072,291
Putnam Asset Allocation Fund	—	4,067,181
Zale Corporation Common Stock	13,233,826	15,322,590
Oppenheimer Ltd. Term Gov. Fund	5,232,093	—
Oppenheimer Strategic Income Fund	5,008,853	—
Bond Fund of America	4,990,396	—

For the plan years ended July 31, 2002 and 2001, the plan investments’ net depreciation in the fair value of investments is as follows:

	2002	2001

Bond Investment Option	$(396,187)	(19,138)
Growth and Income Investment Option	(2,591,207)	(1,049,049)
Growth Investment Option	(3,060,613)	(1,965,556)
Aggressive Growth Investment Option	(4,231,809)	(6,348,507)
Global Investment Option	(650,824)	(1,184,470)
Zale Corporation Common Stock	(1,383,079)	(1,420,108)

	$(12,313,719)	(11,986,828)

As of July 31, 2002 and 2001, the Plan did not directly invest in any derivative financial instruments; however, the Bond Investment Option, Growth and Income Investment Option, Aggressive Growth Investment Option, and the Global Investment Option held by the Plan include mutual funds that invest in derivative financial instruments. As described in the investments’ prospectuses, futures, forwards, and options are used only for the purpose of managing the funds’ exposure to stock and bond markets and to fluctuations in interest rates and currency values.

(6)	Related-Party Transactions

During 2002 and 2001, State Street Bank managed certain plan investments. State Street Bank served as the trustee as defined by the Plan; therefore, the transactions qualify as exempt party-in-interest transactions.

Schedule 1

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN

EIN: 75-0675400
Plan No.: 002

Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)

July 31, 2002

(a)	(b)		(c)	(e)
			Description of
	Identity of issuer	Shares	investment	Current value

	Short-term investments/cash:
*	State Street Bank	255,616	ST Investment Fund/Cash	$255,616

	Mutual funds:		Bond Investment Option:
	Oppenheimer	506,986	Oppenheimer Ltd Term Government Fund	5,232,093
	Oppenheimer	1,379,849	Oppenheimer Strategic Income Fund	5,008,853
	American funds	410,057	Bond Fund of America	4,990,396
	Franklin Templeton	1,001,563	Franklin Custodian U.S. Gov. Securities Fund	6,950,851

			Growth and Income Investment Option:
	American Funds	233,875	Income Fund of America	3,243,946
	AIM FDS Group	164,367	Balanced Fund	3,497,742
	Mass. Financial Services	274,475	MFS Total Return Fund	3,650,513
	Putnam Mutual Funds	411,885	Putnam Asset Allocation Fund	3,566,928

			Growth Investment Option:
	AIM FDS Group	286,529	Value Fund	2,272,177
	American Funds	82,847	Growth Fund of America	1,522,721
	Mass. Financial Services	222,712	MFS Capital Opportunities Fund	2,158,084
	American Funds	96,396	Washington Mutual Investors Fund	2,375,234

			Aggressive Growth Investment Option:
	Davis	155,967	Davis NY Venture Fund	3,348,603
	Franklin Templeton	92,842	Franklin Small Capital Growth Fund	2,048,090
	Franklin Templeton	125,767	Franklin California Growth Fund	3,111,487
	Mass. Financial Services	219,480	MFS Research Fund	3,213,192

			Global Investment Option:
	American Funds	37,392	Europacific Growth Fund	885,435
	Oppenheimer	21,842	Oppenheimer Global Fund	835,674
	Putnam Mutual Funds	55,229	Putnam International Growth fund	943,864
	GAM Services	51,132	GAM International Fund	877,933

*	Zale Corporation	439,662	Zale Corporation Common Stock, par value $0.01	13,233,826

*	Participant loans	N/A	Participant loans, interest rates ranging from
			5.75% — 11.5%	3,741,612

* Column (a) indicates each identified person/entity known to be a party-in-interest.

Historical cost (column (d)) is not presented on this schedule, as all investments are participant directed.

This supplemental schedule lists assets held for investment purposes as of July 31, 2002, as required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure.

See accompanying independent auditors’ report.

Schedule 2

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN

EIN: 75-0675400
Plan No.: 002

Schedule G, Part III — Schedule of Nonexempt Transactions

Year ended July 31, 2002

(a)	(b)	(c)	(h)	(i)	(j)
Identity of				Current	Net gain
party		Description of	Cost of	value	on each
involved	Relationship	transaction	asset	of asset	transaction

Zale Corporation	Employer	Lending of funds to employer at
		effective rate of 2%	$4,321	4,438	117

Zale Corporation	Employer	Lending of funds to employer at
		effective rate of 2%	5,116	5,255	139

Zale Corporation	Employer	Lending of funds to employer at
		effective rate of 65%	10,137	16,746	6,609

Zale Corporation	Employer	Lending of funds to employer at
		effective rate of 2%	4,741	4,855	114

Zale Corporation	Employer	Lending of funds to employer at
		effective rate of 2%	5,113	5,236	123

Zale Corporation	Employer	Lending of funds to employer at
		effective rate of 2%	4,949	5,068	119

Zale Corporation	Employer	Lending of funds to employer at
		effective rate of 2%	4,970	5,074	104

Zale Corporation	Employer	Lending of funds to employer at
		effective rate of 2%	4,712	4,811	99

Zale Corporation	Employer	Lending of funds to employer at
		effective rate of 2%	4,913	5,002	89

This supplemental schedule lists nonexempt transactions as of July 31, 2002, as required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure.

See accompanying independent auditors’ report.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Zale Corporation Savings and Investment Plan (Registrant)

Date	January 24, 2003	/s/ Mark R. Lenz Mark R. Lenz Senior Vice-President, Controller (principal accounting officer of the registrant)

INDEX TO EXHIBITS

Exhibit
Number	Description

23.1	Consent of KPMG LLP.

23.2	Notice of Absence of Consent of Arthur Andersen LLP.